Exhibit 21

Subsidiaries of the Registrant (as of December 31, 2022)

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company	North Carolina

FCB/NC Capital Trust III	Delaware

FCB/SC Capital Trust II	Delaware

The CIT Group Equity Investments, LLC	Delaware

The CIT Group Business Credit, LLC	Delaware

CIT Lending Services, LLC	Delaware

CIT Capital Securities LLC	Delaware